51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
January 26, 2023
Item 3   News Release
The news release dated January 26, 2023 was disseminated through Stockwatch and Market News on January 26, 2023.
Item 4   Summary of Material Change
The Company announced that it has granted an aggregate of 1,870,000 stock options (each, an “Option”) to certain directors, officers, employees and consultants for the purchase of up to 1,870,000 common shares of the Company pursuant to its 2014 Stock Option Plan. Each Option is exercisable for a period of 3 years from January 26, 2023 at a price of $0.12 per common share. 1,270,000 of these Options vest immediately and 600,000 of these Options vest as to 50% on January 26, 2023, 25% on December 31, 2023 and 25% on June 30, 3024.
Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:              Andrew Schutte, CEO and President
Telephone:          604.248.8693

Item 9   Date of Report
January 31, 2023